SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. __ )*

WIRELESS RONIN TECHNOLOGIES, INC.

(Name of Issuer)

Common Stock, $0.01 Par Value

(Title of Class of Securities)

97652A203

(CUSIP Number)

December 31, 2009

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]

Rule 13d-1(b)

[  ]

Rule 13d-1(c)

[  ]

Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing in this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13G

CUSIP No. 97652A203

1)

Name of Reporting Person

Kopp Investment Advisors, LLC

2)

Check the Appropriate Box if a Member of a Group

(a)  [  ]

(b)  [  ]

3)

SEC Use Only

4)

Citizenship or Place of Organization

Minnesota, U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With:

5)	Sole Voting Power:	1,051,365

6)	Shared Voting Power:	None

7)	Sole Dispositive Power:	None

8)	Shared Dispositive Power:	1,177,335*

9)

Aggregate Amount Beneficially Owned by Each Reporting Person

1,177,335

10)

Check if the Aggregate Amount in Row (9) Excludes Certain Shares [  ]

11)

Percent of Class Represented by Amount in Row (9)

7.9%

12)

Type of Reporting Person

IA

* These shares are owned by clients of Kopp Investment Advisers, LLC (“KIA”) and are held as discretionary accounts managed by KIA.

SCHEDULE 13G

CUSIP No. 97652A203

1)

Name of Reporting Person

Kopp Holding Company, LLC

2)

Check the Appropriate Box if a Member of a Group

(a)  [  ]

(b)  [  ]

3)

SEC Use Only

4)

Citizenship or Place of Organization

Minnesota, U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With:

5)	Sole Voting Power:	None

6)	Shared Voting Power:	None

7)	Sole Dispositive Power:	None

8)	Shared Dispositive Power:	None

9)

Aggregate Amount Beneficially Owned by Each Reporting Person

1,177,335

10)

Check if the Aggregate Amount in Row (9) Excludes Certain Shares

N/A

11)

Percent of Class Represented by Amount in Row (9)

7.9%

12)

Type of Reporting Person

HC

SCHEDULE 13G

CUSIP No. 97652A203

1)

Name of Reporting Person

LeRoy C. Kopp

2)

Check the Appropriate Box if a Member of a Group

(a)  [  ]

(b)  [  ]

3)

SEC Use Only

4)

Citizenship or Place of Organization

United States

Number of Shares Beneficially Owned by Each Reporting Person With:

5)	Sole Voting Power:	None

6)	Shared Voting Power:	None

7)	Sole Dispositive Power:	None

8)	Shared Dispositive Power:	None

9)

Aggregate Amount Beneficially Owned by Each Reporting Person

1,177,335

10)

Check if the Aggregate Amount in Row (9) Excludes Certain Shares

N/A

11)

Percent of Class Represented by Amount In Row (9)

7.9%

12)

Type of Reporting Person

HC, IN

SCHEDULE 13G

CUSIP No. 97652A203

ITEM 1(a).

Name of Issuer.

Wireless Ronin Technologies, Inc.

ITEM 1(b).

Address of Issuer’s Principal Executive Offices.

5929 Baker Road, Suite 475

Minnetonka, Minnesota 55345

ITEM 2(a).

Names of Persons Filing.

1)

Kopp Investment Advisors, LLC

2)

Kopp Holding Company, LLC

3)

LeRoy C. Kopp

This Statement is filed by Kopp Investment Advisors, LLC on behalf of all of the above persons pursuant to Rule 13d-1(k).  Attached is an agreement in writing among the above persons that this Statement be so filed on behalf of each of them.  KIA is an investment adviser registered under the Investment Advisers Act of 1940, as amended.  It is wholly-owned by Kopp Holding Company, LLC, which is controlled by Mr. Kopp.

ITEM 2(b).

Address of Principal Business Office.

All reporting persons may be contacted at 7701 France Avenue South, Suite 500, Edina, Minnesota 55435.

ITEM 2(c).

Citizenship or Place of Organization.

Kopp Investment Advisors, LLC and Kopp Holding Company, LLC are Minnesota limited liability companies.  Mr. Kopp is a United States citizen.

ITEM 2(d).

Title of Class of Securities.

This Statement pertains to the shares of common stock, $0.01 par value, of Wireless Ronin Technologies, Inc.

ITEM 2(e).

CUSIP Number.

97652A203

ITEM 3.

If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);
(b)	[ ]	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	[ ]	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	[ ]	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	[X]*	An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);
(g)	[X]*	A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[ ]	A non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J);
(k)	[ ]	Group, in accordance with Section 240.13d-1(b)(1)(ii)(K).
*

Kopp Investment Advisors, LLC is a registered investment adviser under Section 203 of the Investment Advisers Act of 1940, as amended.  Kopp Holding Company, LLC is a parent holding company and Mr. Kopp is a control person in accordance with Section 13d-1(b)(1)(ii)(G).

ITEM 4.

Ownership.

The information contained in Items 5 – 11 on the cover pages is incorporated herein by reference.

The filing of this Statement shall NOT be construed as an admission that the persons filing are beneficial owners of the shares covered by this Statement for any purpose, including for purposes of Sections 13, 14 or 16 of the Act.  Neither any of the reporting persons nor any client or shareholder thereof is a member of a “group” for any purpose.

ITEM 5.

Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following:  [    ]

ITEM 6.

Ownership of More than Five Percent on Behalf of Another Person.

With respect to shares held in a fiduciary or representative capacity, persons other than the reporting persons have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, such sales.  No person individually has an interest that relates to more than five percent of the class.

ITEM 7.

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

See Item 3.

ITEM 8.

Identification and Classification of Members of the Group.

N/A

ITEM 9.

Notice of Dissolution of Group.

N/A

ITEM 10.

Certification.

By signing below the undersigned certify that, to the best of their knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated as of the 15th day of January, 2010.

KOPP INVESTMENT ADVISORS, LLC

/s/ John P. Flakne

BY:  John P. Flakne

TITLE:  Chief Financial Officer

KOPP HOLDING COMPANY, LLC

/s/ John P. Flakne

BY:  John P. Flakne

TITLE:  Chief Financial Officer

LEROY C. KOPP

/s/ Mathew P. Arens

By:  Mathew P. Arens

As Attorney-in-Fact for LeRoy C. Kopp

(Pursuant to Power of Attorney Filed as
Exhibit 1 Herewith)

AGREEMENT

The undersigned hereby agree that the Statement on Schedule 13G to which this Agreement is attached be filed on behalf of:  Kopp Investment Advisors, LLC, a Minnesota limited liability company; Kopp Holding Company, LLC, a Minnesota limited liability company, of which Kopp Investment Advisors, LLC is a wholly-owned subsidiary; and LeRoy C. Kopp, who controls 100% of the outstanding capital stock of Kopp Holding Company, LLC.

Dated:  January 15, 2010

KOPP INVESTMENT ADVISORS, LLC

/s/ John P. Flakne

BY:  John P. Flakne

TITLE:  Chief Financial Officer

KOPP HOLDING COMPANY, LLC

/s/ John P. Flakne

BY:  John P. Flakne

TITLE:  Chief Financial Officer

LEROY C. KOPP

/s/ Mathew P. Arens

By:  Mathew P. Arens

As Attorney-in-Fact for LeRoy C. Kopp

(Pursuant to Power of Attorney Filed as
Exhibit 1 Herewith)

Exhibit 1

POWER OF ATTORNEY

For Executing Forms 3, 4 and 5 and Schedule 13G/13D

Know all by these present, that the undersigned constitutes and appoints each of
John P. Flakne and Mathew P. Arens, signing singly, his true and lawful attorney-in-fact to:

(1)

execute for and on behalf of the undersigned in his capacity as a 10% shareholder, Forms 3, 4 and 5 in accordance with Section 16(a) of the Securities Exchange Act of 1934, as amended (the “Act”), and the rules thereunder;

(2)	execute for and on behalf of the undersigned filings on Schedule 13G and Schedule 13D in accordance with Section 13(d) of the Act;

(3)

do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete the execution of any such Forms 3, 4 or 5 or Schedules 13D and 13G and the timely filing of such forms with the United States Securities and Exchange Commission and any other authority; and

(4)

take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to the Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in his or her discretion.

The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform all and every act and thing whatsoever requisite, necessary and proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, and hereby ratifies and confirms all that such attorney-in-fact shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted.  The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming any of the undersigned’s responsibilities to comply with Section 16 or Section 13(d) of the Act and the rules thereunder.

This Power of Attorney shall remain in full force and effect until such time as the undersigned is no longer required to file Forms 3, 4 and 5 or Schedules 13D and 13G with respect to the undersigned’s holdings of and transactions in securities, unless earlier revoked by the undersigned in a signed writing delivered to any of the forgoing attorneys-in-fact.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 1st day of October, 2009.

/s/ LeRoy C. Kopp

LeRoy C. Kopp